 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

January 04, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date:  January 04, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

4
January
2010

Smith & Nephew plc (the "Company") announces that on
31 December 2009

it received notification that the following directors or persons discharging managerial responsibilities ("PDMR"), as participants in the
Company's
Restricted Stock Award
 (the "Award")
, released and sold American Depository Shares ("ADS") as follows:

Name of director/PDMR :	Michael Frazzette	Gordon Howe	Joseph DeVivo
No. of ADSs acquired :	3,548	2,957	7,603
Percentage of issued class acquired:	Less than 0.01%	Less than 0.01%	Less than 0.01%
No. of ADSs disposed:	1,133	2,957	2,022
Percentage of issued class disposed:	Less than 0.01%	Less than 0.01%	Less than 0.01%
Total holding following notification:	6,312 ADSs representing 31,560 Ordinary shares	3,938 ADSs representing 19,690 Ordinary shares	7,603 ADSs representing 38,015 Ordinary shares
Total percentage holding following notification :	Less than 0.01%	Less than 0.01%	Less than 0.01%

The ADSs were released and sold on 31 December 2009 at a price of
US
$
51.23
 per ADS.
  The transaction took place in
London
,
UK
.

This
announcement is made in
accordance with
the requirements of
DTR 3.1.2 R.

Susan Henderson
Company Secretary
Tel: 020 7960
2322